Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2008	2007	2008	2007
Earnings: (Loss) income before (credit) provision for income taxes	$(583,262)	$ 70,961	$(698,571)	$ 138,647
Interest expense	308,338	315,990	925,633	936,049
Implicit interest in rents	6,058	5,580	19,904	16,506
Total earnings	$(268,866)	$392,531	$ 246,966	$1,091,202
Fixed charges: Interest expense	$ 308,338	$315,990	$ 925,633	$ 936,049
Implicit interest in rents	6,058	5,580	19,904	16,506
Total fixed charges	$ 314,396	$321,570	$ 945,537	$ 952,555
Ratio of earnings to fixed charges*	(0.86)	1.22	0.26	1.15

*

Earnings were inadequate to cover total fixed charges by $583.3 million and $698.6 million for the three and nine months ended September 30, 2008.

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